

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 14, 2023

Xuezhu Wang
Chief Executive Officer
Happiness Development Group Limited
No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
Fujian Province, People's Republic of China

> **Re: Happiness Development Group Limited**
> **Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Response dated February 8, 2023**
> **File No. 001-39098**

Dear Xuezhu Wang:

We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2023 letter.

Correspondence dated February 8, 2023

Part I
Item 4. Information on the Company
B. Business Overview, page 9

1.   We note your response to comment 8 and reissue in part. Please revise your proposed disclosure to explain why you believe you and your PRC subsidiaries are not required to obtain permission or approval for the listing or trading of Class A ordinary shares in foreign stock exchanges from the CSRC.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Joan Wu, Esq.